August 8, 2022

Office of Real Estate and Commodities

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Iron Bridge Mortgage Fund, LLC

Offering Statement on Form 1-A Post-qualification Amendment No. 1
Filed August 2, 2022
File No. 024-11462

To Whom It May Concern:

On behalf of Iron Bridge Mortgage Fund, LLC, I hereby request qualification of the above-referenced offering statement at 4:00 p.m., Eastern Time, on Wednesday, August 10, 2022, or as soon thereafter as possible.

Sincerely, IRON BRIDGE MORTGAGE FUND, LLC By: IRON BRIDGE MANAGEMENT GROUP, LLC Its: Manager

By:	/s/ Gerard Stascausky
Name:	Gerard Stascausky
Title:	Managing Director

cc:	Alison M. Pear